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                                               Filed by The Kroll-O'Gara Company
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: The Kroll-O'Gara Company (Commission File No. 000-21629)




KROLL-O'GARA PROCEEDS WITH PLAN FOR BUSINESS SEPARATION

PLAN WILL BE SUBMITTED TO SHAREHOLDERS AT A SPECIAL MEETING.


NEW YORK, September 21/PRNewswire/ -- The Kroll-O'Gara Company (Nasdaq: KROG) reported today on the status of its previously announced plan to separate its primary businesses into two stand alone companies.

Kroll-O'Gara stated that it filed preliminary proxy materials and related registration statements regarding the separation with the Securities and Exchange Commission on September 19 and 21, respectively.

Kroll-O'Gara previously entered into an Agreement and Plan of Reorganization and Dissolution (the "Agreement"), which provides for the separation of Kroll-O'Gara's two principal operating segments - the Security Products & Services Group (O'Gara-Hess & Eisenhardt Armoring) and the Investigations & Intelligence Group (Kroll Risk Consulting Services).

Kroll-O'Gara anticipates that the separation will be completed during the fourth quarter of 2000 or the first quarter of 2001.

Completion of the separation is subject to a number of conditions, including, among others, shareholder approval, regulatory approvals and receipt of a private letter ruling from the Internal Revenue Service to the effect that the separation will be tax-free to Kroll-O'Gara and its shareholders. The Agreement must be approved by the holders of a majority of the outstanding shares of Kroll-O'Gara common stock and by the holders of a majority of the outstanding shares of Kroll-O'Gara common stock excluding the shares held by Management. Kroll-O'Gara has filed a request for the private letter ruling with the Internal Revenue Service.

Kroll-O'Gara will send a definitive proxy statement to shareholders in advance of the special meeting of shareholders and will request their proxies at that time. Shareholders should read the proxy statement when it is available because it will contain important information about the separation and the participants in the separation. Additionally, the proxy statement will be available for free from the web site maintained by the Securities & Exchange Commission (http://www.sec.gov) and will be available free from Kroll-O'Gara.

The statements in this release relating to Kroll-O'Gara's business plans are forward-looking statements within the meaning of the federal securities laws. These statements are subject to substantial risks and uncertainties. There can be no assurance that the separation will be completed.


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This press release does not constitute an offer of any security. Any offer will be made pursuant to effective registration statements under the Securities Act of 1933, which also will be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll-O'Gara.





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